SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                          For the month of March, 2004

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F _x_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                                   Yes ___ No _x_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

March 26, 2004

                                    Banco Latinoamericano de Exportaciones, S.A.

                                                     By: /s/ Pedro Toll

                                                    Name:  Pedro Toll
                                                    Title: General Manager

[SEAL]                                                            March 22, 2004
                    BANCO LATINOAMERICANO DE EXPORTACIONES

           BALANCE SHEETS* December 2003 and January to December 2004

                                 (In Balboas)**

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  2003                                    2004
------------------------------------------------------------------------------------------------------------------------------------
                  Description                               Absolute              %               December               January
------------------------------------------------------------------------------------------------------------------------------------
LIQUID ASSETS                                            45,716,295.95           24.24         188,599,943.18         192,064,648.30
------------------------------------------------------------------------------------------------------------------------------------
     Local Deposits in Banks                                 17,528.76           11.32             154,867.09             148,473.17
------------------------------------------------------------------------------------------------------------------------------------
         Demand                                              17,528.76           11.32             154,867.09             148,473.17
------------------------------------------------------------------------------------------------------------------------------------
     Foreign Deposits in Banks                           45,742,156.68           24.29         188,319,519.42         191,777,453.20
------------------------------------------------------------------------------------------------------------------------------------
         Demand                                           2,214,097.41          307.31             720,483.31           3,182,508.52
------------------------------------------------------------------------------------------------------------------------------------
         Time                                            43,528,059.27           23.20         187,599,036.11         188,594,944.68
------------------------------------------------------------------------------------------------------------------------------------
     Others                                                 -43,389.49          -34.56             125,556.67             138,721.93
------------------------------------------------------------------------------------------------------------------------------------
CREDIT PORTFOLIO                                        -57,648,357.32           -3.32       1,735,136,671.38       1,729,608,465.58
------------------------------------------------------------------------------------------------------------------------------------
     Local                                              -34,035,284.07          -16.11         211,227,524.30         167,786,374.36
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                            -23,613,073.25           -1.55       1,523,909,147.08       1,561,822,091.22
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT SECURITIES                                    -3,150,066.08           -2.74         114,823,383.39         111,905,462.66
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                             -3,150,066.08           -2.74         114,823,383.39         111,905,462.66
------------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                             13,109,448.83           25.93          50,559,948.19          64,583,832.22
------------------------------------------------------------------------------------------------------------------------------------
     Local                                                 -166,009.42           -2.69           6,170,009.76           5,967,530.86
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                             13,275,458.25           29.91          44,389,938.43          58,616,301.36
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                             -1,972,678.62           -0.09       2,089,119,946.14       2,098,162,408.76
------------------------------------------------------------------------------------------------------------------------------------
DEPOSITS                                                  7,323,281.28            1.42         514,414,316.03         518,360,985.90
------------------------------------------------------------------------------------------------------------------------------------
     Local                                               -1,524,989.04           -3.50          43,587,485.58          45,390,804.32
------------------------------------------------------------------------------------------------------------------------------------
         From Banks                                      -1,524,989.04           -3.50          43,587,485.58          45,390,804.32
------------------------------------------------------------------------------------------------------------------------------------
              Demand                                      1,506,108.91           32.77           4,595,824.32           6,094,329.66
------------------------------------------------------------------------------------------------------------------------------------
              Time                                       -3,031,097.95           -7.77          38,991,661.26          39,296,474.66
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                              8,848,270.32            1.88         470,826,830.45         472,970,181.58
------------------------------------------------------------------------------------------------------------------------------------
         Customers                                      -56,551,087.90          -39.25         144,069,723.19          99,357,945.44
------------------------------------------------------------------------------------------------------------------------------------
              Demand                                        122,773.83            3.62           3,395,861.46           1,757,945.44
------------------------------------------------------------------------------------------------------------------------------------
              Time                                      -56,673,861.73          -40.29         140,673,861.73          97,600,000.00
------------------------------------------------------------------------------------------------------------------------------------
         From Banks                                      65,399,358.22           20.01         326,757,107.26         373,612,236.14
------------------------------------------------------------------------------------------------------------------------------------
              Demand                                       -723,880.29           -6.52          11,100,547.00          14,459,263.26
------------------------------------------------------------------------------------------------------------------------------------
              Time                                       66,123,238.51           20.95         315,656,560.26         359,152,972.88
------------------------------------------------------------------------------------------------------------------------------------
BORROWINGS                                              -39,590,795.65           -3.88       1,020,959,382.93       1,004,876,078.51
------------------------------------------------------------------------------------------------------------------------------------
     Local                                                        0.00            0.00          21,603,810.80          21,603,810.80
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                            -39,590,795.65           -3.96         999,355,572.13         983,272,267.71
------------------------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES                                        12,458,751.96           12.89          96,619,215.59         107,357,098.15
------------------------------------------------------------------------------------------------------------------------------------
     Local                                                5,459,532.68           17.99          30,347,173.08          31,567,311.00
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                              6,999,219.28           10.56          66,272,042.51          75,789,787.15
------------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                                     17,836,083.79            3.90         457,127,031.59         467,568,246.20
------------------------------------------------------------------------------------------------------------------------------------
     Capital                                                      0.00            0.00         328,225,212.57         328,225,212.57
------------------------------------------------------------------------------------------------------------------------------------
     Capital Reserves                                             0.00            0.00          16,609,728.78          16,609,728.78
------------------------------------------------------------------------------------------------------------------------------------
     Retained Earnings                                  101,751,364.93       15,312.49             664,499.09         102,415,864.02
------------------------------------------------------------------------------------------------------------------------------------
     Net Income                                         -83,959,150.87          -82.51         101,751,364.93          10,593,177.01
------------------------------------------------------------------------------------------------------------------------------------
     Gain or Loss in Securities available for sale           43,869.73            0.44           9,876,226.22           9,724,263.82
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDER'S EQUITY                     -1,972,678.62           -0.09       2,089,119,946.14       2,098,162,408.76
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                             2004
------------------------------------------------------------------------------------------------------------------------------------
                                                             February         March       April        May        June       July
------------------------------------------------------------------------------------------------------------------------------------
LIQUID ASSETS                                            234,316,239.13
------------------------------------------------------------------------------------------------------------------------------------
     Local Deposits in Banks                                 172,395.85
------------------------------------------------------------------------------------------------------------------------------------
         Demand                                              172,395.85
------------------------------------------------------------------------------------------------------------------------------------
     Foreign Deposits in Banks                           234,061,676.10
------------------------------------------------------------------------------------------------------------------------------------
         Demand                                            2,934,580.72
------------------------------------------------------------------------------------------------------------------------------------
         Time                                            231,127,095.38
------------------------------------------------------------------------------------------------------------------------------------
     Others                                                   82,167.18
------------------------------------------------------------------------------------------------------------------------------------
CREDIT PORTFOLIO                                       1,677,488,314.06
------------------------------------------------------------------------------------------------------------------------------------
     Local                                               177,192,240.23
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                           1,500,296,073.83
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT SECURITIES                                    111,673,317.31
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                             111,673,317.31
------------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                              63,669,397.02
------------------------------------------------------------------------------------------------------------------------------------
     Local                                                 6,004,000.34
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                              57,665,396.68
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                           2,087,147,267.52
------------------------------------------------------------------------------------------------------------------------------------
DEPOSITS                                                 521,737,597.31
------------------------------------------------------------------------------------------------------------------------------------
     Local                                                42,062,496.54
------------------------------------------------------------------------------------------------------------------------------------
         From Banks                                       42,062,496.54
------------------------------------------------------------------------------------------------------------------------------------
              Demand                                       6,101,933.23
------------------------------------------------------------------------------------------------------------------------------------
              Time                                        35,960,563.31
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                             479,675,100.77
------------------------------------------------------------------------------------------------------------------------------------
         Customers                                        87,518,635.29
------------------------------------------------------------------------------------------------------------------------------------
              Demand                                       3,518,635.29
------------------------------------------------------------------------------------------------------------------------------------
              Time                                        84,000,000.00
------------------------------------------------------------------------------------------------------------------------------------
         From Banks                                      392,156,465.48
------------------------------------------------------------------------------------------------------------------------------------
              Demand                                      10,376,666.71
------------------------------------------------------------------------------------------------------------------------------------
              Time                                       381,779,798.77
------------------------------------------------------------------------------------------------------------------------------------
BORROWINGS                                               981,368,587.28
------------------------------------------------------------------------------------------------------------------------------------
     Local                                                21,603,810.80
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                             959,764,776.48
------------------------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES                                        109,077,967.55
------------------------------------------------------------------------------------------------------------------------------------
     Local                                                35,806,705.76
------------------------------------------------------------------------------------------------------------------------------------
     Foreign                                              73,271,261.79
------------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                                     474,963,115.38
------------------------------------------------------------------------------------------------------------------------------------
     Capital                                             328,225,212.57
------------------------------------------------------------------------------------------------------------------------------------
     Capital Reserves                                     16,609,728.78
------------------------------------------------------------------------------------------------------------------------------------
     Retained Earnings                                   102,415,864.02
------------------------------------------------------------------------------------------------------------------------------------
     Net Income                                           17,792,214.06
------------------------------------------------------------------------------------------------------------------------------------
     Gain or Loss in Securities available for sale         9,920,095.95
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDER'S EQUITY                   2,087,147,267.52
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                             2004
------------------------------------------------------------------------------------------------------------------------------------
                                                            August          September       October       November       December
------------------------------------------------------------------------------------------------------------------------------------
LIQUID ASSETS
------------------------------------------------------------------------------------------------------------------------------------
     Local Deposits in Banks
------------------------------------------------------------------------------------------------------------------------------------
         Demand
------------------------------------------------------------------------------------------------------------------------------------
     Foreign Deposits in Banks
------------------------------------------------------------------------------------------------------------------------------------
         Demand
------------------------------------------------------------------------------------------------------------------------------------
         Time
------------------------------------------------------------------------------------------------------------------------------------
     Others
------------------------------------------------------------------------------------------------------------------------------------
CREDIT PORTFOLIO
------------------------------------------------------------------------------------------------------------------------------------
     Local
------------------------------------------------------------------------------------------------------------------------------------
     Foreign
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT SECURITIES
------------------------------------------------------------------------------------------------------------------------------------
     Foreign
------------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS
------------------------------------------------------------------------------------------------------------------------------------
     Local
------------------------------------------------------------------------------------------------------------------------------------
     Foreign
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS
------------------------------------------------------------------------------------------------------------------------------------
DEPOSITS
------------------------------------------------------------------------------------------------------------------------------------
     Local
------------------------------------------------------------------------------------------------------------------------------------
         From Banks
------------------------------------------------------------------------------------------------------------------------------------
              Demand
------------------------------------------------------------------------------------------------------------------------------------
              Time
------------------------------------------------------------------------------------------------------------------------------------
     Foreign
------------------------------------------------------------------------------------------------------------------------------------
         Customers
------------------------------------------------------------------------------------------------------------------------------------
              Demand
------------------------------------------------------------------------------------------------------------------------------------
              Time
------------------------------------------------------------------------------------------------------------------------------------
         From Banks
------------------------------------------------------------------------------------------------------------------------------------
              Demand
------------------------------------------------------------------------------------------------------------------------------------
              Time
------------------------------------------------------------------------------------------------------------------------------------
BORROWINGS
------------------------------------------------------------------------------------------------------------------------------------
     Local
------------------------------------------------------------------------------------------------------------------------------------
     Foreign
------------------------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
     Local
------------------------------------------------------------------------------------------------------------------------------------
     Foreign
------------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
     Capital
------------------------------------------------------------------------------------------------------------------------------------
     Capital Reserves
------------------------------------------------------------------------------------------------------------------------------------
     Retained Earnings
------------------------------------------------------------------------------------------------------------------------------------
     Net Income
------------------------------------------------------------------------------------------------------------------------------------
     Gain or Loss in Securities available for sale
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------------------------------------------------------------------------------------------------------

*     Includes only Panama - New York accounts.

**    Monetary unit at par and equivalent with US$ dollars.

This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).

                                                                  March 22, 2004

[SEAL]                       STATEMENTS OF INCOME *

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

                            January to December 2004

                                 (In Balboas)**

------------------------------------------------------------------------------------------------------------------------------------
                   Description                     January           February          March         I Quarter          April
------------------------------------------------------------------------------------------------------------------------------------
Interest Income                                  6,554,346.26      4,920,235.16                     11,474,581.42
------------------------------------------------------------------------------------------------------------------------------------
     Loans                                       5,806,089.31      4,357,928.60                     10,164,017.91
------------------------------------------------------------------------------------------------------------------------------------
     Deposits                                      134,326.48        151,395.63                        285,722.11
------------------------------------------------------------------------------------------------------------------------------------
     Investments                                   613,930.47        410,910.93                      1,024,841.40
------------------------------------------------------------------------------------------------------------------------------------
Interest Expense                                 2,503,583.65      2,302,555.27                      4,806,138.92
------------------------------------------------------------------------------------------------------------------------------------
     Interest                                    2,463,551.58      2,289,995.94                      4,753,547.52
------------------------------------------------------------------------------------------------------------------------------------
     Commissions                                    40,032.07         12,559.33                         52,591.40
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                              4,050,762.61      2,617,679.89                      6,668,442.50
------------------------------------------------------------------------------------------------------------------------------------
Other Income                                       574,025.74        440,603.31                      1,014,629.05
------------------------------------------------------------------------------------------------------------------------------------
     Commissions                                   548,963.99        665,864.96                      1,214,828.95
------------------------------------------------------------------------------------------------------------------------------------
     Foreign currency operations                    -4,122.82          3,312.45                           -810.37
------------------------------------------------------------------------------------------------------------------------------------
     Other Income                                   29,184.57       -228,574.10                       -199,389.53
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                                 4,624,788.35      3,058,283.20                      7,683,071.55
------------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                               1,845,294.21       -262,208.98                      1,583,085.23
------------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                     1,019,194.48        989,036.77                      2,008,231.25
------------------------------------------------------------------------------------------------------------------------------------
     General expenses                              149,318.22        313,300.33                        462,618.55
------------------------------------------------------------------------------------------------------------------------------------
     Depreciation                                  119,749.86        113,223.73                        232,973.59
------------------------------------------------------------------------------------------------------------------------------------
     Other expenses                                557,031.65     -1,677,769.81                     -1,120,738.16
------------------------------------------------------------------------------------------------------------------------------------
Net Income before provision for loan losses      2,779,494.14      3,320,492.18                      6,099,986.32
------------------------------------------------------------------------------------------------------------------------------------
     Provision for loan losses                  -7,813,682.87     -3,878,544.87                    -11,692,227.74
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                      10,593,177.01      7,199,037.05                     17,792,214.06
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                      May            June         II Quarter      July      August      September
------------------------------------------------------------------------------------------------------------------------------------
Interest Income                                                                      0.00
------------------------------------------------------------------------------------------------------------------------------------
     Loans                                                                           0.00
------------------------------------------------------------------------------------------------------------------------------------
     Deposits                                                                        0.00
------------------------------------------------------------------------------------------------------------------------------------
     Investments                                                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
Interest Expense                                                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
     Interest                                                                        0.00
------------------------------------------------------------------------------------------------------------------------------------
     Commissions                                                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                                  0.00
------------------------------------------------------------------------------------------------------------------------------------
Other Income                                                                         0.00
------------------------------------------------------------------------------------------------------------------------------------
     Commissions                                                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
     Foreign currency operations                                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
     Other Income                                                                    0.00
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                                                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                                                                   0.00
------------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                                                         0.00
------------------------------------------------------------------------------------------------------------------------------------
     General expenses                                                                0.00
------------------------------------------------------------------------------------------------------------------------------------
     Depreciation                                                                    0.00
------------------------------------------------------------------------------------------------------------------------------------
     Other expenses                                                                  0.00
------------------------------------------------------------------------------------------------------------------------------------
Net Income before provision for loan losses                                          0.00
------------------------------------------------------------------------------------------------------------------------------------
     Provision for loan losses                                                       0.00
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                           0.00
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                   III Quarter     October     November     December     IV Quarter    Year to date
------------------------------------------------------------------------------------------------------------------------------------
Interest Income                                        0.00                                                 0.00       11,474,581.42
------------------------------------------------------------------------------------------------------------------------------------
     Loans                                             0.00                                                 0.00       10,164,017.91
------------------------------------------------------------------------------------------------------------------------------------
     Deposits                                          0.00                                                 0.00          285,722.11
------------------------------------------------------------------------------------------------------------------------------------
     Investments                                       0.00                                                 0.00        1,024,841.40
------------------------------------------------------------------------------------------------------------------------------------
Interest Expense                                       0.00                                                 0.00        4,806,138.92
------------------------------------------------------------------------------------------------------------------------------------
     Interest                                          0.00                                                 0.00        4,753,547.52
------------------------------------------------------------------------------------------------------------------------------------
     Commissions                                       0.00                                                 0.00           52,591.40
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                    0.00                                                 0.00        6,668,442.50
------------------------------------------------------------------------------------------------------------------------------------
Other Income                                           0.00                                                 0.00        1,014,629.05
------------------------------------------------------------------------------------------------------------------------------------
     Commissions                                       0.00                                                 0.00        1,214,828.95
------------------------------------------------------------------------------------------------------------------------------------
     Foreign currency operations                       0.00                                                 0.00             -810.37
------------------------------------------------------------------------------------------------------------------------------------
     Other Income                                      0.00                                                 0.00         -199,389.53
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                                       0.00                                                 0.00        7,683,071.55
------------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                                     0.00                                                 0.00        1,583,085.23
------------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                           0.00                                                 0.00        2,008,231.25
------------------------------------------------------------------------------------------------------------------------------------
     General expenses                                  0.00                                                 0.00          462,618.55
------------------------------------------------------------------------------------------------------------------------------------
     Depreciation                                      0.00                                                 0.00          232,973.59
------------------------------------------------------------------------------------------------------------------------------------
     Other expenses                                    0.00                                                 0.00       -1,120,738.16
------------------------------------------------------------------------------------------------------------------------------------
Net Income before provision for loan losses            0.00                                                 0.00        6,099,986.32
------------------------------------------------------------------------------------------------------------------------------------
     Provision for loan losses                         0.00                                                 0.00      -11,692,227.74
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                             0.00                                                 0.00       17,792,214.06
------------------------------------------------------------------------------------------------------------------------------------

*     Includes only Panama - New York accounts.

**    Monetary unit at par and equivalent with US$ dollars.

This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).

[SEAL]                                                       22 de marzo de 2004

                     BANCO LATINOAMERICANO DE EXPORTACIONES
         BALANCE DE SITUACION DE DICIEMBRE 2003 Y ENERO - DICIEMBRE 2004
                                  (En Balboas)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                  2003                         2004
---------------------------------------------------------------------------------------------------------------------------------
                          Descripcion               Absoluta           %          Diciembre           Enero            Febrero
---------------------------------------------------------------------------------------------------------------------------------
 ACTIVOS LIQUIDOS                                 45,716,295.95      24.24     188,599,943.18    192,064,648.30    234,316,239.13
---------------------------------------------------------------------------------------------------------------------------------
      Depositos Locales en Bancos                     17,528.76      11.32         154,867.09        148,473.17        172,395.85
---------------------------------------------------------------------------------------------------------------------------------
          A la Vista                                  17,528.76      11.32         154,867.09        148,473.17        172,395.85
---------------------------------------------------------------------------------------------------------------------------------
      Depositos Extranjeros en Bancos             45,742,156.68      24.29     188,319,519.42    191,777,453.20    234,061,676.10
---------------------------------------------------------------------------------------------------------------------------------
          A la Vista                               2,214,097.41     307.31         720,483.31      3,182,508.52      2,934,580.72
---------------------------------------------------------------------------------------------------------------------------------
          A Plazo                                 43,528,059.27      23.20     187,599,036.11    188,594,944.68    231,127,095.38
---------------------------------------------------------------------------------------------------------------------------------
      Otros                                          -43,389.49     -34.56         125,556.67        138,721.93         82,167.18
---------------------------------------------------------------------------------------------------------------------------------
 CARTERA CREDITICIA                              -57,648,357.32      -3.32   1,735,136,671.38  1,729,608,465.58  1,677,488,314.06
---------------------------------------------------------------------------------------------------------------------------------
      Locales                                    -34,035,284.07     -16.11     211,227,524.30    167,786,374.36    177,192,240.23
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero                                 -23,613,073.25      -1.55   1,523,909,147.08  1,561,822,091.22  1,500,296,073.83
---------------------------------------------------------------------------------------------------------------------------------
 INVERSIONES EN VALORES                           -3,150,066.08      -2.74     114,823,383.39    111,905,462.66    111,673,317.31
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero                                  -3,150,066.08      -2.74     114,823,383.39    111,905,462.66    111,673,317.31
---------------------------------------------------------------------------------------------------------------------------------
 OTROS ACTIVOS                                    13,109,448.83      25.93      50,559,948.19     64,583,832.22     63,669,397.02
---------------------------------------------------------------------------------------------------------------------------------
      Locales                                       -166,009.42      -2.69       6,170,009.76      5,967,530.86      6,004,000.34
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero                                  13,275,458.25      29.91      44,389,938.43     58,616,301.36     57,665,396.68
---------------------------------------------------------------------------------------------------------------------------------
 TOTAL DE ACTIVOS                                 -1,972,678.62      -0.09   2,089,119,946.14  2,098,162,408.76  2,087,147,267.52
---------------------------------------------------------------------------------------------------------------------------------
 DEPOSITOS                                         7,323,281.28       1.42     514,414,316.03    518,360,985.90    521,737,597.31
---------------------------------------------------------------------------------------------------------------------------------
      Locales                                     -1,524,989.04      -3.50      43,587,485.58     45,390,804.32     42,062,496.54
---------------------------------------------------------------------------------------------------------------------------------
          De Bancos                               -1,524,989.04      -3.50      43,587,485.58     45,390,804.32     42,062,496.54
---------------------------------------------------------------------------------------------------------------------------------
               A la Vista                          1,506,108.91      32.77       4,595,824.32      6,094,329.66      6,101,933.23
---------------------------------------------------------------------------------------------------------------------------------
               A Plazo                            -3,031,097.95      -7.77      38,991,661.26     39,296,474.66     35,960,563.31
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero                                   8,848,270.32       1.88     470,826,830.45    472,970,181.58    479,675,100.77
---------------------------------------------------------------------------------------------------------------------------------
          De Particulares                        -56,551,087.90     -39.25     144,069,723.19     99,357,945.44     87,518,635.29
---------------------------------------------------------------------------------------------------------------------------------
               A la Vista                            122,773.83       3.62       3,395,861.46      1,757,945.44      3,518,635.29
---------------------------------------------------------------------------------------------------------------------------------
               A Plazo                           -56,673,861.73     -40.29     140,673,861.73     97,600,000.00     84,000,000.00
---------------------------------------------------------------------------------------------------------------------------------
          De Bancos                               65,399,358.22      20.01     326,757,107.26    373,612,236.14    392,156,465.48
---------------------------------------------------------------------------------------------------------------------------------
               A la Vista                           -723,880.29      -6.52      11,100,547.00     14,459,263.26     10,376,666.71
---------------------------------------------------------------------------------------------------------------------------------
               A Plazo                            66,123,238.51      20.95     315,656,560.26    359,152,972.88    381,779,798.77
---------------------------------------------------------------------------------------------------------------------------------
 OBLIGACIONES                                    -39,590,795.65      -3.88   1,020,959,382.93  1,004,876,078.51    981,368,587.28
---------------------------------------------------------------------------------------------------------------------------------
      Locales                                              0.00       0.00      21,603,810.80     21,603,810.80     21,603,810.80
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero                                 -39,590,795.65      -3.96     999,355,572.13    983,272,267.71    959,764,776.48
---------------------------------------------------------------------------------------------------------------------------------
 OTROS PASIVOS                                    12,458,751.96      12.89      96,619,215.59    107,357,098.15    109,077,967.55
---------------------------------------------------------------------------------------------------------------------------------
      Locales                                      5,459,532.68      17.99      30,347,173.08     31,567,311.00     35,806,705.76
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero                                   6,999,219.28      10.56      66,272,042.51     75,789,787.15     73,271,261.79
---------------------------------------------------------------------------------------------------------------------------------
 PATRIMONIO                                       17,836,083.79       3.90     457,127,031.59    467,568,246.20    474,963,115.38
---------------------------------------------------------------------------------------------------------------------------------
      Capital                                              0.00       0.00     328,225,212.57    328,225,212.57    328,225,212.57
---------------------------------------------------------------------------------------------------------------------------------
      Reservas de Capital                                  0.00       0.00      16,609,728.78     16,609,728.78     16,609,728.78
---------------------------------------------------------------------------------------------------------------------------------
      Utilidad de Periodos Anteriores            101,751,364.93  15,312.49         664,499.09    102,415,864.02    102,415,864.02
---------------------------------------------------------------------------------------------------------------------------------
      Utilidad de Periodo                        -83,959,150.87     -82.51     101,751,364.93     10,593,177.01     17,792,214.06
---------------------------------------------------------------------------------------------------------------------------------
     Ganancia o Perdida en Valores
       Disponible para la venta                       43,869.73       0.44       9,876,226.22      9,724,263.82      9,920,095.95
---------------------------------------------------------------------------------------------------------------------------------
 PASIVO Y PATRIMONIO                              -1,972,678.62      -0.09   2,089,119,946.14  2,098,162,408.76  2,087,147,267.52
---------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                                           2004
---------------------------------------------------------------------------------------------------------------------------------
                                                              Marzo       Abril       Mayo       Junio       Julio       Agosto
---------------------------------------------------------------------------------------------------------------------------------
                          Descripcion
---------------------------------------------------------------------------------------------------------------------------------
 ACTIVOS LIQUIDOS
---------------------------------------------------------------------------------------------------------------------------------
      Depositos Locales en Bancos
---------------------------------------------------------------------------------------------------------------------------------
          A la Vista
---------------------------------------------------------------------------------------------------------------------------------
      Depositos Extranjeros en Bancos
---------------------------------------------------------------------------------------------------------------------------------
          A la Vista
---------------------------------------------------------------------------------------------------------------------------------
          A Plazo
---------------------------------------------------------------------------------------------------------------------------------
      Otros
---------------------------------------------------------------------------------------------------------------------------------
 CARTERA CREDITICIA
---------------------------------------------------------------------------------------------------------------------------------
      Locales
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero
---------------------------------------------------------------------------------------------------------------------------------
 INVERSIONES EN VALORES
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero
---------------------------------------------------------------------------------------------------------------------------------
 OTROS ACTIVOS
---------------------------------------------------------------------------------------------------------------------------------
      Locales
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero
---------------------------------------------------------------------------------------------------------------------------------
 TOTAL DE ACTIVOS
---------------------------------------------------------------------------------------------------------------------------------
 DEPOSITOS
---------------------------------------------------------------------------------------------------------------------------------
      Locales
---------------------------------------------------------------------------------------------------------------------------------
          De Bancos
---------------------------------------------------------------------------------------------------------------------------------
               A la Vista
---------------------------------------------------------------------------------------------------------------------------------
               A Plazo
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero
---------------------------------------------------------------------------------------------------------------------------------
          De Particulares
---------------------------------------------------------------------------------------------------------------------------------
               A la Vista
---------------------------------------------------------------------------------------------------------------------------------
               A Plazo
---------------------------------------------------------------------------------------------------------------------------------
          De Bancos
---------------------------------------------------------------------------------------------------------------------------------
               A la Vista
---------------------------------------------------------------------------------------------------------------------------------
               A Plazo
---------------------------------------------------------------------------------------------------------------------------------
 OBLIGACIONES
---------------------------------------------------------------------------------------------------------------------------------
      Locales
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero
---------------------------------------------------------------------------------------------------------------------------------
 OTROS PASIVOS
---------------------------------------------------------------------------------------------------------------------------------
      Locales
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero
---------------------------------------------------------------------------------------------------------------------------------
 PATRIMONIO
---------------------------------------------------------------------------------------------------------------------------------
      Capital
---------------------------------------------------------------------------------------------------------------------------------
      Reservas de Capital
---------------------------------------------------------------------------------------------------------------------------------
      Utilidad de Periodos Anteriores
---------------------------------------------------------------------------------------------------------------------------------
      Utilidad de Periodo
---------------------------------------------------------------------------------------------------------------------------------
     Ganancia o Perdida en Valores
       Disponible para la venta
---------------------------------------------------------------------------------------------------------------------------------
 PASIVO Y PATRIMONIO
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                                                                       2004
---------------------------------------------------------------------------------------------------------------------------------
                                                              Septiembre       Octubre       Noviembre       Diciembre
---------------------------------------------------------------------------------------------------------------------------------
                          Descripcion
---------------------------------------------------------------------------------------------------------------------------------
 ACTIVOS LIQUIDOS
---------------------------------------------------------------------------------------------------------------------------------
      Depositos Locales en Bancos
---------------------------------------------------------------------------------------------------------------------------------
          A la Vista
---------------------------------------------------------------------------------------------------------------------------------
      Depositos Extranjeros en Bancos
---------------------------------------------------------------------------------------------------------------------------------
          A la Vista
---------------------------------------------------------------------------------------------------------------------------------
          A Plazo
---------------------------------------------------------------------------------------------------------------------------------
      Otros
---------------------------------------------------------------------------------------------------------------------------------
 CARTERA CREDITICIA
---------------------------------------------------------------------------------------------------------------------------------
      Locales
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero
---------------------------------------------------------------------------------------------------------------------------------
 INVERSIONES EN VALORES
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero
---------------------------------------------------------------------------------------------------------------------------------
 OTROS ACTIVOS
---------------------------------------------------------------------------------------------------------------------------------
      Locales
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero
---------------------------------------------------------------------------------------------------------------------------------
 TOTAL DE ACTIVOS
---------------------------------------------------------------------------------------------------------------------------------
 DEPOSITOS
---------------------------------------------------------------------------------------------------------------------------------
      Locales
---------------------------------------------------------------------------------------------------------------------------------
          De Bancos
---------------------------------------------------------------------------------------------------------------------------------
               A la Vista
---------------------------------------------------------------------------------------------------------------------------------
               A Plazo
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero
---------------------------------------------------------------------------------------------------------------------------------
          De Particulares
---------------------------------------------------------------------------------------------------------------------------------
               A la Vista
---------------------------------------------------------------------------------------------------------------------------------
               A Plazo
---------------------------------------------------------------------------------------------------------------------------------
          De Bancos
---------------------------------------------------------------------------------------------------------------------------------
               A la Vista
---------------------------------------------------------------------------------------------------------------------------------
               A Plazo
---------------------------------------------------------------------------------------------------------------------------------
 OBLIGACIONES
---------------------------------------------------------------------------------------------------------------------------------
      Locales
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero
---------------------------------------------------------------------------------------------------------------------------------
 OTROS PASIVOS
---------------------------------------------------------------------------------------------------------------------------------
      Locales
---------------------------------------------------------------------------------------------------------------------------------
      Extranjero
---------------------------------------------------------------------------------------------------------------------------------
 PATRIMONIO
---------------------------------------------------------------------------------------------------------------------------------
      Capital
---------------------------------------------------------------------------------------------------------------------------------
      Reservas de Capital
---------------------------------------------------------------------------------------------------------------------------------
      Utilidad de Periodos Anteriores
---------------------------------------------------------------------------------------------------------------------------------
      Utilidad de Periodo
---------------------------------------------------------------------------------------------------------------------------------
     Ganancia o Perdida en Valores
       Disponible para la venta
---------------------------------------------------------------------------------------------------------------------------------
 PASIVO Y PATRIMONIO
---------------------------------------------------------------------------------------------------------------------------------

                                                             22 de marzo de 2004

[SEAL]                         ESTADO DE RESULTADO
                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                             ENERO - DICIEMBRE 2004
                                  (En Balboas)


------------------------------------------------------------------------------------------------------------------------------------
           Descripcion                    Enero           Febrero          Marzo         Trimestre I         Abril            Mayo
------------------------------------------------------------------------------------------------------------------------------------
Ingresos Por Intereses                 6,554,346.26    4,920,235.16                     11,474,581.42
------------------------------------------------------------------------------------------------------------------------------------
     Prestamos                         5,806,089.31    4,357,928.60                     10,164,017.91
------------------------------------------------------------------------------------------------------------------------------------
     Depositos                           134,326.48      151,395.63                        285,722.11
------------------------------------------------------------------------------------------------------------------------------------
     Inversiones                         613,930.47      410,910.93                      1,024,841.40
------------------------------------------------------------------------------------------------------------------------------------
Egresos de Operaciones                 2,503,583.65    2,302,555.27                      4,806,138.92
------------------------------------------------------------------------------------------------------------------------------------
     Intereses Pagados                 2,463,551.58    2,289,995.94                      4,753,547.52
------------------------------------------------------------------------------------------------------------------------------------
     Comisiones                           40,032.07       12,559.33                         52,591.40
------------------------------------------------------------------------------------------------------------------------------------
Ingreso Neto de Intereses              4,050,762.61    2,617,679.89                      6,668,442.50
------------------------------------------------------------------------------------------------------------------------------------
Otros Ingresos                           574,025.74      440,603.31                      1,014,629.05
------------------------------------------------------------------------------------------------------------------------------------
     Comisiones                          548,963.99      665,864.96                      1,214,828.95
------------------------------------------------------------------------------------------------------------------------------------
     Operaciones con Divisas              -4,122.82        3,312.45                           -810.37
------------------------------------------------------------------------------------------------------------------------------------
     Otros ingresos                       29,184.57     -228,574.10                       -199,389.53
------------------------------------------------------------------------------------------------------------------------------------
Ingresos de Operaciones                4,624,788.35    3,058,283.20                      7,683,071.55
------------------------------------------------------------------------------------------------------------------------------------
Egresos Generales                      1,845,294.21     -262,208.98                      1,583,085.23
------------------------------------------------------------------------------------------------------------------------------------
     Gastos Administrativos            1,019,194.48      989,036.77                      2,008,231.25
------------------------------------------------------------------------------------------------------------------------------------
     Gastos Generales                    149,318.22      313,300.33                        462,618.55
------------------------------------------------------------------------------------------------------------------------------------
     Gastos de Depreciacion              119,749.86      113,223.73                        232,973.59
------------------------------------------------------------------------------------------------------------------------------------
     Otros Gastos                        557,031.65   -1,677,769.81                     -1,120,738.16
------------------------------------------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones          2,779,494.14    3,320,492.18                      6,099,986.32
------------------------------------------------------------------------------------------------------------------------------------
     Provisiones por Cuentas Malas    -7,813,682.87   -3,878,544.87                    -11,692,227.74
------------------------------------------------------------------------------------------------------------------------------------
Utilidad del Periodo                  10,593,177.01    7,199,037.05                     17,792,214.06
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
           Descripcion                     Junio       Trimestre II        Julio          Agosto         Septiembre    Trimestre III
------------------------------------------------------------------------------------------------------------------------------------
Ingresos Por Intereses                                         0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
     Prestamos                                                 0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
     Depositos                                                 0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
     Inversiones                                               0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
Egresos de Operaciones                                         0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
     Intereses Pagados                                         0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
     Comisiones                                                0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
Ingreso Neto de Intereses                                      0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
Otros Ingresos                                                 0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
     Comisiones                                                0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
     Operaciones con Divisas                                   0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
     Otros ingresos                                            0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
Ingresos de Operaciones                                        0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
Egresos Generales                                              0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
     Gastos Administrativos                                    0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
     Gastos Generales                                          0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
     Gastos de Depreciacion                                    0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
     Otros Gastos                                              0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones                                  0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
     Provisiones por Cuentas Malas                             0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
Utilidad del Periodo                                           0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
           Descripcion                  Octubre        Noviembre       Diciembre      Trimestre IV    Acumulado Anual
---------------------------------------------------------------------------------------------------------------------
Ingresos Por Intereses                                                                        0.00      11,474,581.42
---------------------------------------------------------------------------------------------------------------------
     Prestamos                                                                                0.00      10,164,017.91
---------------------------------------------------------------------------------------------------------------------
     Depositos                                                                                0.00         285,722.11
---------------------------------------------------------------------------------------------------------------------
     Inversiones                                                                              0.00       1,024,841.40
---------------------------------------------------------------------------------------------------------------------
Egresos de Operaciones                                                                        0.00       4,806,138.92
---------------------------------------------------------------------------------------------------------------------
     Intereses Pagados                                                                        0.00       4,753,547.52
---------------------------------------------------------------------------------------------------------------------
     Comisiones                                                                               0.00          52,591.40
---------------------------------------------------------------------------------------------------------------------
Ingreso Neto de Intereses                                                                     0.00       6,668,442.50
---------------------------------------------------------------------------------------------------------------------
Otros Ingresos                                                                                0.00       1,014,629.05
---------------------------------------------------------------------------------------------------------------------
     Comisiones                                                                               0.00       1,214,828.95
---------------------------------------------------------------------------------------------------------------------
     Operaciones con Divisas                                                                  0.00            -810.37
---------------------------------------------------------------------------------------------------------------------
     Otros ingresos                                                                           0.00        -199,389.53
---------------------------------------------------------------------------------------------------------------------
Ingresos de Operaciones                                                                       0.00       7,683,071.55
---------------------------------------------------------------------------------------------------------------------
Egresos Generales                                                                             0.00       1,583,085.23
---------------------------------------------------------------------------------------------------------------------
     Gastos Administrativos                                                                   0.00       2,008,231.25
---------------------------------------------------------------------------------------------------------------------
     Gastos Generales                                                                         0.00         462,618.55
---------------------------------------------------------------------------------------------------------------------
     Gastos de Depreciacion                                                                   0.00         232,973.59
---------------------------------------------------------------------------------------------------------------------
     Otros Gastos                                                                             0.00      -1,120,738.16
---------------------------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones                                                                 0.00       6,099,986.32
---------------------------------------------------------------------------------------------------------------------
     Provisiones por Cuentas Malas                                                            0.00     -11,692,227.74
---------------------------------------------------------------------------------------------------------------------
Utilidad del Periodo                                                                          0.00      17,792,214.06
---------------------------------------------------------------------------------------------------------------------